News Release

CIBC declares dividends
Toronto, ON — February 25, 2010 (CM: TSX; NYSE) — CIBC announced today that its board of directors declared a dividend of 87 cents per share on common shares for the quarter ending April 30, 2010 payable on April 28, 2010 to shareholders of record at the close of business on March 29, 2010.
Class A Preferred Shares
Other dividends per share for the quarter ending April 30, 2010, payable on April 28, 2010 to shareholders of record at the close of business on March 29, 2010, were declared as follows:
Series 18 — $0.343750
Series 19 — $0.309375
Series 23 — $0.331250
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
Series 31 — $0.293750
Series 32 — $0.281250
Series 33 — $0.334375
Series 35 — $0.406250
Series 37 — $0.406250
For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.